PROSPECTUS SUPPLEMENT NO. 41 (To Prospectus dated July 11, 2011)	Filed pursuant to Rule 424(b)(3) Registration No. 333-164935

Portage Biotech Inc.

46,472,500 Shares of Common Stock
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This prospectus supplement updates and supplements the prospectus dated July 11, 2011, relating to the resale of up to 46,472,500 shares of our common stock by certain selling stockholders.

This prospectus supplement contains updated information relating to a news release dated January 6, 2014, announcing the Company’s acquisition of approximately 54% equity in Biohaven Pharmaceutical Holding Company Limited; on Form 6-K, which was filed with the U.S. Securities and Exchange Commission on January 7, 2014.

You should read this prospectus supplement in conjunction with the prospectus dated July 11, 2011, including any supplements thereto, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the prospectus and any supplements thereto, except to the extent the information in this prospectus supplement supersedes the information contained in the prospectus and any supplements thereto.

Our common stock is quoted on the Over-the-Counter (OTC) Bulletin Board under the symbol “PTGEF” and on the Canadian National Stock Exchange (CNSX) under the symbol PBT.U.

The high and low bid prices for our common stock on the OTC Bulletin Board on January 6, 2014 were US$0.24 and US$0.22 per share respectively. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions, and may not represent actual transactions.

Investing in our common shares involves a high degree of risk.  See “Risk Factors” beginning on page 7 of the prospectus.

Neither the SEC nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus.  Any representation to the contrary is a criminal offense.

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Prospectus Supplement dated January 7, 2014

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2014
Commission File Number 0-30314

PORTAGE BIOTECH INC
(Translation of registrant’s name into English)

47 Avenue Rd., Suite 200, Toronto, Ontario, Canada M5R 2G3
(Address of principal executive office)

BONTAN CORPORATION INC.
(Former name, if changed since last report)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- ______________.

NEWS RELEASE

PORTAGE ACQUIRES MAJORITY INTEREST IN BIOHAVEN PHARMACEUTICAL HOLDING COMPANY LIMITED
Toronto, Ontario, January 6, 2014 – Portage Biotech Inc. (“Portage”) (OTCQB: PTGEF, CNSX: PBT.U), is pleased to announce that it has acquired approximately 54% equity in Biohaven Pharmaceutical Holding Company Limited (“Biohaven”), a private corporation formed under the laws of the British Virgin Islands, for $3.5 million, payable as $1.75 million upfront and the balance in three installments over the next eleven months.

Biohaven is engaged in the identification and development of clinical stage neuroscience compounds targeting the glutamatergic system. Biohaven has a worldwide license from Yale University to use intellectual property relating to the use of certain glutamate modulating agents in the treatment of neuropsychiatric disorders. The company’s first drug candidate is a glutamate modulating agent being developed for treatment-resistant mood and anxiety disorders.

Biohaven has assembled a team of experts who have extensive experience in the development of therapeutic agents for affective disorders and also comprise the originators at Yale University who discovered the therapeutic potential of glutamate modulation in anxiety and depression. Team members have designed and executed successful development programs testing a variety of agents in affective disorders, leading to first-cycle FDA approvals and successful commercialization of these new drugs in the CNS (central nervous system) area.

“Acquiring majority ownership in Biohaven is an important step for Portage as this represents the second leg of our business model which is to add compelling new products with strong management teams as subsidiaries,” commented Dr. Greg Bailey Chairman of Portage. “Similar to Portage Pharmaceuticals (“PPL”), we plan on identifying additional products for the Biohaven team as we have been working on for Dr. Bruce Littman and Dr. Frank Marcoux who manage PPL. Now we have a remarkable team with track records of success in translational medicine and clinical drug development.”

The key members of the Biohaven team include Dr. Declan Doogan who is Executive Chairman of Biohaven and also a CEO of Portage, Dr. Robert Berman who is Chief Medical Officer of Biohaven, and the faculty originators of the licensed Yale intellectual property, Dr. Vlad Coric, Dr. John Krystal and Dr. Gerard Sanacora.

“Biohaven combines experienced pharmaceutical drug developers and skilled academic neuroscientists. Preclinical data and clinical studies performed at Yale, as well as at other academic centers, suggest that the glutamatergic system is a truly viable target for neuropsychiatric drug development," says Dr. Declan Doogan. Dr. Bailey of Portage added, “Biohaven represents a timely opportunity to translate the knowledge and experience gained at Yale about the role of glutamate in neuropsychiatric disorders into advances in the clinic. A novel molecular target with clinical data suggestive of efficacy and the right team to deliver.”

Dr. Doogan has over 30 years of drug development experience primarily with Pfizer, where his most recent post was as Senior Vice President and Head of Worldwide Development. He initially joined Pfizer in 1982, where he led the Zoloft clinical development program. Dr. Doogan also served as Interim Chief Executive Officer of Amarin Corporation from October 2009 through August 2010 and was recently Chief Medical Officer. A seasoned drug development executive and life sciences investor, he sits on the Boards of several biotechnology companies. Dr. Doogan received his medical degree from Glasgow University in 1975. He is a Fellow of the Royal College of Physicians and the Faculty of Pharmaceutical Medicine in the UK.

Dr. Berman has over two decades of research experience in affective and cognitive disorders. Dr. Berman received a BA from Yale University in Molecular Biophysics and Biochemistry and an MD degree from the Mount Sinai School of Medicine. His academic work at the Yale University School of Medicine is notable for the first study demonstrating the efficacy of ketamine in the treatment of depression. Dr. Berman has held positions in the pharmaceutical industry over the past 13 years, involved in Phase 1 through Phase 3 studies. Among his industry accomplishments, Dr. Berman led the registrational program to obtain the first indication with a neuroleptic for the adjunctive treatment of major depressive disorder. He is currently an Adjunct Professor of Psychiatry, Yale University School of Medicine.

Dr. Coric has over 14 years of clinical trial experience first serving as the Chief of Inpatient Services at the Yale Clinical Neuroscience Research Unit and then holding positions in clinical development within the pharmaceutical industry. His academic work at the Yale University School of Medicine along with Drs. Krystal and Sanacora is notable for being the first to report anxiolytic and antidepressant properties associated with certain glutamate modulating agents. Dr. Coric received a BS from the University of Connecticut where he was an Honors Scholar in Physiology and Neurobiology. He earned his medical degree at Wake Forest University School of Medicine and completed his internship, specialty training and fellowship at Yale. Dr. Coric is a Fellow of the American Psychiatric Association and has served as President of the Connecticut Psychiatric Society (a district branch of the American Psychiatric Association).

Dr. Krystal is Chairman of Psychiatry and Robert L. McNeil Jr. Professor of Translational Research at the Yale School of Medicine. He also serves as the Chief of Psychiatry at Yale-New Haven Hospital, Director of the NIAAA Center for the Translational Neuroscience of Alcoholism, and Director of the Clinical Neuroscience Division, VA National Center for PTSD. Dr. Krystal received his BA from the University of Chicago and completed his medical degree as well as residency training at Yale. Dr. Krystal is considered a leading expert in the areas of psychopharmacology, glutamatergic neurotransmission, alcoholism, schizophrenia, and post-traumatic stress disorders. He is a member of the Institute of Medicine of the National Academy of Sciences, Past-President of the American College of Neuropsychopharmacology, and Editor of Biological Psychiatry (IF=9.25).

Dr. Sanacora is Professor and Director of the Yale Depression Research Clinic. Dr. Sanacora’s work is concentrated largely on elucidating the pathophysiological mechanisms associated with mood and other neuropsychiatric disorders. He completed an NIH sponsored Medical Scientist Training Program at the State University New York at Stony Brook, earning his Ph.D. in Physiology and Biophysics in 1992 and his M.D. degree in 1994. He completed his residency and an NIH funded Neuroimaging Scientist Training Program Fellowship at Yale. Dr. Sanacora’s laboratory has provided several seminal studies highlighting the contributions of the glutamatergic neurotransmitter system to the pathophysiology and treatment of mood and anxiety disorders. Reflecting his contributions to the field, he received the Anna-Monkia Stiftung international award for the investigation of the biological substrate and functional disturbances of depression in 2009 and the Joel Elkes Research Award for Outstanding contributions to Psychopharmacology from the ACNP in 2011. Dr. Sanacora was elected a Fellow of the American College of Neuropsychopharmacology in 2012.

About Portage:

Portage is engaged in researching and developing pharmaceutical and biotech products through to clinical “proof of concept” with an initial focus on unmet clinical needs. Following proof of concept, Portage will look to sell or license the products to large pharmaceutical companies for further development and commercialization.

Portage through its subsidiary holds an exclusive worldwide licence in non-oncology fields and the know-how relating to the Antennapedia protein transduction technology developed by Trojantec. Antennapedia (“Antp”), is an unusual protein that allows for the delivery of drugs into a cell and even into the nucleus which is often the desired site of action. This protein coupled with a drug may even cross the blood brain barrier. Portage is developing a research pipeline of Antp-based drug candidates and evaluating their function and potential as new therapeutic agents for a variety of non-oncology indications.

Portage management is looking to in license additional products to add to its portfolio.

For further information, contact Greg Bailey, the Chairman at gb@portagebiotech.com or Kam Shah, Chief Financial Officer, at (416) 929-1806 or ks@portagebiotech.com or visit our website at www.portagebiotech.com

Forward-Looking Statements

This news release includes forward-looking statements within the meaning of the U.S. federal and Canadian securities laws. Any such statements reflect Portage's current views and assumptions about future events and financial performance. Portage cannot assure that future events or performance will occur. Important risks and factors that could cause actual results or events to differ materially from those indicated in our forward-looking statements.

Portage assumes no obligation and expressly disclaims any duty to update the information in this News Release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 6, 2014

PORTAGE BIOTECH INC.

By: /s/ Kam Shah
Kam Shah
Chief Financial Officer